Exhibit 99.3

AMENDED AND RESTATED
VOTING AND EXCHANGE TRUST AGREEMENT

among

ENERPLUS RESOURCES FUND

- and -

FOCUS LIMITED PARTNERSHIP

- and -

CIBC MELLON TRUST COMPANY

Dated as of February 13, 2008

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	4
1.1 Definitions	4
1.2 Interpretation Not Affected by Headings, etc.	7
1.3 Currency	7
1.4 Number, etc.	7
1.5 Date For Any Action	7
1.6 Entire Agreement	7
1.7 Accounting Matters	7
1.8 Construction	7
1.9 Governing Law	8

ARTICLE 2 PURPOSE OF AGREEMENT	8
2.1 Establishment of the Trust	8

ARTICLE 3 ENERPLUS SPECIAL VOTING RIGHT	8
3.1 Issue and Ownership of the Enerplus Special Voting Right	8
3.2 Legended Share Certificates	9
3.3 Safe Keeping of Certificate	9

ARTICLE 4 EXERCISE OF VOTING RIGHTS	9
4.1 Voting Rights	9
4.2 Number of Votes	9
4.3 Mailings to Unitholders	9
4.4 Copies of Unitholder Information	10
4.5 Other Materials	11
4.6 List of Persons Entitled to Vote	11
4.7 Entitlement to Direct Votes	11
4.8 Voting by the Trustee and Attendance of Trustee Representative at Meeting	11
4.9 Distribution of Written Materials	12
4.10 Termination of Voting Rights	12

ARTICLE 5 EXCHANGE RIGHT AND AUTOMATIC EXCHANGE	13
5.1 Grant and Ownership of the Exchange Right	13
5.2 Legended Share Certificates	13
5.3 General Exercise of Exchange Right	13
5.4 Purchase Price	13
5.5 Exercise Instructions	14
5.6 Delivery of Enerplus Units; Effect of Exercise	14
5.7 Exercise of Exchange Right Subsequent to Retraction	15
5.8 Stamp or Other Transfer Taxes	15
5.9 Notice of Insolvency Event	15
5.10 Qualification of Enerplus Units	15
5.11 Enerplus Units	16
5.12 Automatic Exchange on Liquidation of Enerplus	16
5.13 Withholding Rights	17

ARTICLE 6 CONCERNING THE TRUSTEE	17
6.1 Powers and Duties of the Trustee	17
6.2 No Conflict of Interest	18
6.3 Dealings with Transfer Agents, Registrars, etc.	18
6.4 Books and Records	19
6.5 Indemnification Prior to Certain Actions by the Trustee	19
6.6 Action of Beneficiaries	19
6.7 Reliance Upon Declarations	20

6.8 Evidence and Authority to the Trustee	20
6.9 Experts, Advisers and Agents	21
6.10 Investment of Moneys Held by the Trustee	21
6.11 Trustee Not Required to Give Security	21
6.12 Trustee Not Bound to Act on Request	21
6.13 Authority to Carry on Business	22
6.14 Conflicting Claims	22
6.15 Acceptance of the Trust	22
6.16 Maintenance of Office or Agency	22

ARTICLE 7 COMPENSATION	23
7.1 Fees and Expenses of the Trustee	23

ARTICLE 8 INDEMNIFICATION AND LIMITATION OF LIABILITY	23
8.1 Indemnification of the Trustee	23
8.2 Limitation of Liability	24

ARTICLE 9 CHANGE OF TRUSTEE	24
9.1 Resignation	24
9.2 Removal	24
9.3 Successor Trustee	24
9.4 Notice of Successor Trustee	24

ARTICLE 10 ENERPLUS SUCCESSORS	25
10.1 Certain Requirements in Respect of Combination, etc.	25
10.2 Vesting of Powers in Successor	25
10.3 Wholly-Owned Subsidiaries	25
10.4 Successorship Transaction	25

ARTICLE 11 AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS	26
11.1 Amendments, Modifications, etc.	26
11.2 Administrative Amendments	26
11.3 Meeting to Consider Amendments	26
11.4 Changes in Capital of Enerplus or FLP	27
11.5 Execution of Supplemental Trust Agreements	27

ARTICLE 12 TERMINATION	27
12.1 Term	27
12.2 Survival of Agreement	27

ARTICLE 13 GENERAL	28
13.1 Assignment	28
13.2 Binding Effect	28
13.3 Notices to Parties	28
13.4 Notice to Beneficiaries	29
13.5 Severability	29
13.6 Further Assurances	29
13.7 Execution in Counterparts	29
13.8 Waiver	29
13.9 Limitations on Liability	29

THIS AMENDED AND RESTATED VOTING AND EXCHANGE TRUST AGREEMENT dated as of February 13, 2008, amending and restating the Voting and Exchange Trust Agreement dated June 27, 2006.

AMONG:

ENERPLUS RESOURCES FUND, a trust established under the laws of Alberta (the "Enerplus")

- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("FLP" or the "Partnership")

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada (hereinafter referred to as the "Trustee")

WHEREAS in connection with the Profico Arrangement, FLP issued Exchangeable Securities to certain holders of common shares of Profico Energy Management Ltd.;

AND WHEREAS in connection therewith, Focus Energy Trust ("Focus"), FLP and Valiant Trust Company, executed a voting and exchange trust agreement dated June 27, 2006 (the "Original Agreement");

AND WHEREAS the Original Agreement is amended and restated in connection with a plan of arrangement effective the date hereof among Enerplus, EnerMark Inc., Focus and FET Resources Ltd., pursuant to which, inter alia, Enerplus has assumed the covenants and obligations of Focus with respect to the issue of Enerplus Units pursuant to the Exchangeable Securities Provisions and CIBC Mellon Trust Company has replaced Valiant Trust Company as Trustee under this Agreement.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

(a)	"ABCA" means the Business Corporations Act (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b)	"affiliate" or "associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

(c)
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Voting and Exchange Trust Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

(d)
"applicable law" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e)	"Automatic Exchange Rights" means the benefit of the obligation of Enerplus to effect the automatic exchange of Exchangeable Securities for Enerplus Units pursuant to Section 5.12;

(f)	"Beneficiaries" means the registered holders from time to time of Exchangeable Securities, other than Enerplus and its affiliates;

(g)	"Beneficiary Votes" has the meaning ascribed thereto in Section 4.2;

(h)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(i)	"Class B Unit Consideration" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(j)	"Class B Unit Price" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(k)	"Court" means the Court of Queen's Bench of Alberta;

(l)
"Enerplus Special Voting Right" means the special voting right of Enerplus issued by Enerplus and deposited with the Trustee, which shall entitle, inter alia, the holders of FLP B Units to such number of votes at meetings of holders of Enerplus Units as equals the number of Enerplus Units issuable from time to time on the redemption, retraction or exchange of those FLP B Units;

(m)	"Enerplus Unit" means a trust unit of Enerplus, each such unit representing an equal undivided beneficial interest therein;

(n)	"Enerplus Unitholders" means the holders from time to time of Enerplus Units;

(o)
"Equivalent Vote Amount" means, with respect to any matter, proposition or question on which holders of Enerplus Units are entitled to vote, consent or otherwise act, the number of votes to which a holder of 0.425 of an Enerplus Unit is entitled with respect to such matter, proposition or question;

(p)	"Exchange Right" has the meaning ascribed thereto in Section 5.1;

(q)	"Exchangeable Securities" means FLP B Units;

(r)	"Exchangeable Securities Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities;

(s)	"FLP B Units" means the Class B limited partnership units of FLP, each of which is exchangeable into 0.425 of an Enerplus Unit;

(t)	"General Partner" means FET Management Ltd., a corporation amalgamated pursuant to the laws of Alberta;

(u)
"governmental authority" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(v)	"Indemnified Parties" has the meaning ascribed thereto in Section 8.1;

(w)
"Insolvency Event" means, in respect of FLP: (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver; or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due; or (iv) it not being permitted, pursuant to applicable law, to redeem any Retracted Securities pursuant to Section 6.5 of the Exchangeable Securities Provisions;

(x)
"Limited Partnership Agreement" means the amended and restated limited partnership agreement dated as of February 13, 2008 among the General Partner, Focus Commercial Trust and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

(y)	"Liquidation Call Right" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(z)	"Liquidation Event" has the meaning ascribed thereto in Section 5.12(b);

(aa)	"Liquidation Event Effective Time" has the meaning ascribed thereto in Section 5.12(c);

(bb)	"List" has the meaning ascribed thereto in Section 4.6;

(cc)
"Officer's Certificate" means, with respect to Enerplus or FLP, as the case may be, a certificate signed by any one of the authorized signatories of EnerMark Inc., as administrator, on behalf of Enerplus or the General Partner on behalf of FLP;

(dd)
"Partnership Loan Indebtedness" means, in respect of any Exchangeable Security, the amount of all loans made under Article 3 of the Exchangeable Securities Provisions in respect of such Exchangeable Security that are not repaid or satisfied by set off as of the effective date of exercise of the Exchange Right in respect of such Exchangeable Security;

(ee)	"person" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(ff)
"Profico Arrangement" means the plan of arrangement under Section 193 of the ABCA completed effective June 27, 2006, among, inter alia, Focus Energy Trust, FET Acquisition Corp. and Profico Energy Management Ltd.;

(gg)	"Redemption Date" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(hh)	"Retracted Securities" has the meaning ascribed thereto in Section 5.7;

(ii)	"Support Agreement" means the amended and restated support agreement dated as of the date hereof among Enerplus, FLP and the General Partner, as from time to time amended, supplemented or restated;

(jj)	"Trust" means the trust created by this Agreement;

(kk)	"Trust Consent" has the meaning ascribed thereto in Section 4.2;

(ll)	"Trust Control Transaction" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(mm)
"Trust Estate" means the Enerplus Special Voting Right, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

(nn)	"Trust Meeting" has the meaning ascribed thereto in Section 4.2;

(oo)	"Trust Successor" has the meaning ascribed thereto in Section 10.1(a);

(pp)	"Unitholders" means the holders from time to time of Units;

(qq)	"Units" means the Enerplus Units and the Enerplus Special Voting Right; and

(rr)	"Voting Rights" means the voting rights of the Enerplus Special Voting Right held by the Trustee.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.

1.3	Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7	Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8	Construction

In this Agreement, unless otherwise indicated:

(a)
the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)
a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)
a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d)
the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f)	time is of the essence; and

(g)	references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1	Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and Enerplus, as herein provided.  The Trustee shall hold the Enerplus Special Voting Right in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.  The Trustee shall hold the Enerplus Special Voting Right for and on behalf of Enerplus for all other rights associated with such Enerplus Special Voting Right other than the Voting Rights.

ARTICLE 3
ENERPLUS SPECIAL VOTING RIGHT

3.1	Issue and Ownership of the Enerplus Special Voting Right

Enerplus, concurrently with its execution of this Agreement, issues to, and deposits with, the Trustee the Enerplus Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement.  Enerplus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Enerplus Special Voting Right by Enerplus to the Trustee.  During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such Enerplus Special Voting Right and shall be entitled to exercise all of the rights and powers of an owner with respect to such Enerplus Special Voting Right provided that the Trustee shall:

(a)	hold such Enerplus Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)
except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such Enerplus Special Voting Right and such Enerplus Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2	Legended Share Certificates

FLP will cause each certificate representing Exchangeable Securities issued by it to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Securities held by the Beneficiaries.

3.3	Safe Keeping of Certificate

The physical certificate representing the Enerplus Special Voting Right shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1	Voting Rights

The Trustee, as the holder of record of the Enerplus Special Voting Right forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Enerplus Special Voting Right held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the Unitholders at a Trust Meeting or in connection with a Trust Consent.  The Voting Rights shall be and remain vested in and exercised by the Trustee.  Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought.  To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2	Number of Votes

With respect to all meetings of Unitholders at which Unitholders are entitled to vote (each, a "Trust Meeting") and with respect to all written consents sought from the Unitholders (each, a "Trust Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Security owned of record by such Beneficiary on the record date established by Enerplus or by applicable law for such Trust Meeting or Trust Consent, as the case may be, (collectively, the "Beneficiary Votes") in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or consented to in connection with such Trust Consent.

4.3	Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Enerplus utilizes in communications to holders of Enerplus Units subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Enerplus to its Enerplus Unitholders:

(a)	a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to Enerplus Unitholders of Enerplus;

(b)
a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)	a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of Enerplus to exercise such Beneficiary Votes;

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)
a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Securities owned of record by the Beneficiary shall be determined at the close of business on the record date established by Enerplus or by applicable law for purposes of determining Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent.  Enerplus shall notify the Trustee of any decision of the trustee of Enerplus with respect to the calling of any Trust Meeting or the seeking of any Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Enerplus and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner.  Enerplus shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Enerplus Units.  Enerplus agrees not to communicate with holders of Enerplus Units with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.  Notwithstanding the foregoing, Enerplus may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case Enerplus delivers a certificate to the Trustee stating that Enerplus has undertaken to perform the obligations set forth in this Section 4.3.

4.4	Copies of Unitholder Information

Enerplus will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings but excluding proxies to vote Enerplus Units), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to Unitholders.  The Trustee will mail or otherwise send to each Beneficiary, at the expense of Enerplus, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Enerplus) received by the Trustee from Enerplus, to the extent possible, at the same time as such materials are sent to Unitholders.  The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta.  Notwithstanding the foregoing, Enerplus at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case Enerplus delivers a certificate to the Trustee stating that Enerplus has undertaken to perform the obligations set forth in this Section 4.4.

4.5	Other Materials

As soon as reasonably practicable after receipt by Enerplus or holders of Enerplus Units (if such receipt is known by Enerplus) of any materials sent or given by or on behalf of a third party to holders of Enerplus Units generally, including dissident proxy and information circulars (and related information and material) and tender, exchange and take-over bid offer circulars (and related information and material), Enerplus shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such materials (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter.  As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Enerplus, copies of all such materials received by the Trustee from Enerplus.  The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials.  Notwithstanding the foregoing, Enerplus at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case Enerplus delivers a certificate to the Trustee stating that Enerplus has undertaken to perform the obligations set forth in this Section 4.5.

4.6	List of Persons Entitled to Vote

FLP shall, (a) prior to each annual and/or special Trust Meeting or the seeking of any Trust Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Securities issued by it held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by Enerplus or pursuant to applicable law for determining the holders of Enerplus Units entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent.  Each such List shall be delivered to the Trustee promptly after receipt by FLP of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.  Enerplus agrees to give FLP notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent by Enerplus or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable FLP to perform its obligations under this Section 4.6.

4.7	Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat (or to personally exercise with respect to any Trust Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8	Voting by the Trustee and Attendance of Trustee Representative at Meeting

(a)
In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b)
Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trust Meeting.  Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.2 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions.  At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9	Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Enerplus utilizes in communications to holders of Enerplus Units, subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of FLP.  Enerplus agrees not to communicate with holders of Enerplus Units with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.  FLP shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

FLP's obligations under this Section 4.9 shall be deemed satisfied to the extent Enerplus exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and FLP provides the required information and materials to Enerplus.

4.10	Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Securities Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Securities held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon:

(a)
the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by the Beneficiary of the Exchange Right (unless Enerplus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(b)
the occurrence of the automatic exchange of Exchangeable Securities for Enerplus Units, as specified in Article 5 (unless Enerplus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(c)
the retraction or redemption of Exchangeable Securities pursuant to Article 6 or Article 7 of the Exchangeable Securities Provisions, or upon the effective date of the liquidation, dissolution or winding-up of FLP pursuant to Article 5 of the Exchangeable Securities Provisions;

(d)	the automatic redemption of Exchangeable Securities pursuant to Article 8 of the Exchangeable Securities Provisions;

(e)	the purchase of Exchangeable Securities from the holder thereof by FLP; or

(f)	the purchase of Exchangeable Securities from the holder thereof pursuant to the Liquidation Call Right pursuant to Article 10 of the Exchangeable Securities Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1	Grant and Ownership of the Exchange Right

Enerplus hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries, the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require Enerplus to purchase from each or any Beneficiary all or any part of the Exchangeable Securities held by such Beneficiary, and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement.  Enerplus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Enerplus to the Trustee.  During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a)
hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)
except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2	Legended Share Certificates

FLP shall cause each certificate representing Exchangeable Securities to bear an appropriate legend notifying the Beneficiaries of:

(a)	their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Securities held by a Beneficiary; and

(b)	the Automatic Exchange Rights.

5.3	General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee.  Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof.  To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4	Purchase Price

The purchase price payable by Enerplus for each Exchangeable Security to be purchased by Enerplus under the Exchange Right shall be: (a) an amount per Exchangeable Security equal to the Class B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities under the Exchange Right; and (b) the assumption by Enerplus of any FLP Loan Indebtedness in respect of such Exchangeable Security.  In connection with each exercise of the Exchange Right, Enerplus shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Class B Unit Price for each Exchangeable Security.  The Class B Unit Price for each such Exchangeable Security so purchased may be satisfied only by Enerplus delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Class B Unit Consideration representing the total Class B Unit Price.  Upon payment by Enerplus of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid loans or distributions on each such Exchangeable Security by FLP.

5.5	Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Securities registered in the name of such Beneficiary on the books of FLP.  To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Securities which such Beneficiary desires Enerplus to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Securities under the Limited Partnership Agreement and such additional documents and instruments as the Trustee, FLP and Enerplus may reasonably require together with: (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Securities certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Enerplus to purchase from the Beneficiary the number of Exchangeable Securities specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Securities to be acquired by Enerplus free and clear of all liens, claims, security interests and encumbrances; (iii) the names in which the certificates representing Enerplus Units issuable in connection with the exercise of the Exchange Right are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and (b) payment (or evidence satisfactory to the Trustee, FLP and Enerplus of payment) of the taxes (if any) payable as contemplated by Section 5.8.  If only a part of the Exchangeable Securities represented by any certificate or certificates delivered to the Trustee are to be purchased by Enerplus under the Exchange Right, a new certificate for the balance of such Exchangeable Securities shall be issued to the holder at the expense of FLP.

5.6	Delivery of Enerplus Units; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Securities which the Beneficiary desires Enerplus to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Enerplus, the Trustee shall notify Enerplus and FLP, of its receipt of the same, which notice to Enerplus and FLP shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Securities, and Enerplus shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Securities (or to such other persons, if any, properly designated by such Beneficiary) the Class B Unit Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, FLP and Enerplus of the payment of) the taxes (if any) payable as contemplated by Section 5.8.  Immediately upon the giving of notice by the Trustee to Enerplus and FLP, of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Securities shall be deemed to have transferred to Enerplus all of such Beneficiary's right, title and interest in and to such Exchangeable Securities and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Securities and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Class B Unit Consideration is not delivered by Enerplus to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Class B Unit Consideration is delivered by Enerplus and any cheque included therein is paid.  Upon delivery of such Class B Unit Consideration by Enerplus to the Trustee, the Trustee shall deliver such Class B Unit Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary).  Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary (or such other person properly designated by such Beneficiary) shall be considered and deemed for all purposes to be the holder of the Enerplus Units delivered to it pursuant to the Exchange Right.

Notwithstanding anything contained in this Agreement or the Limited Partnership Agreement (including the Exchangeable Securities Provisions), upon the exercise of the Exchange Right by the Trustee on behalf of the Beneficiary, all obligations under or pertaining to FLP Loan Indebtedness of the Beneficiary in respect of each Exchangeable Security in respect of which such Exchange Right is exercised shall be, and be deemed to be, assumed by Enerplus and FLP shall release, and be deemed to release, such Beneficiary from and in respect of all such obligations without further act or formality.

5.7	Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Securities Provisions to require FLP to redeem any or all of the Exchangeable Securities held by the Beneficiary (the "Retracted Securities") and is notified by FLP pursuant to Section 6.5 of the Exchangeable Securities Provisions that FLP will not be permitted as a result of applicable law to redeem all such Retracted Securities, and provided that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to FLP pursuant to Section 6.6 of the Exchangeable Securities Provisions, and provided further that the Trustee has received written notice of same from FLP or Enerplus, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Securities that FLP is unable to redeem.  In any such event, FLP hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to FLP or to the transfer agent of the Exchangeable Securities (including a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Securities Provisions) in connection with such proposed redemption of the Retracted Securities and the Trustee will, by providing notice to FLP and Enerplus, thereupon exercise the Exchange Right with respect to the Retracted Securities that FLP is not permitted to redeem and will require Enerplus to purchase such Retracted Securities in accordance with the provisions of this Article 5.

5.8	Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Securities to Enerplus pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates representing Enerplus Units to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Securities so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Securities so sold; provided, however, that such Beneficiary shall pay (and none of Enerplus, FLP or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidence to the satisfaction of Enerplus and FLP that such taxes, if any, have been paid.

5.9	Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, FLP and Enerplus shall give written notice thereof to the Trustee.  As soon as practicable following the receipt of notice from FLP or Enerplus of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Enerplus (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Enerplus, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10	Qualification of Enerplus Units

Enerplus covenants that if any Enerplus Units issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental authority or the fulfilment of any other Canadian federal, provincial or territorial legal requirement before such Enerplus Units may be issued and delivered by Enerplus to the initial holder thereof or in order that such Enerplus Units may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Enerplus for purposes of Canadian provincial securities law), Enerplus will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Enerplus Units to be and remain duly registered, qualified or approved under Canadian law.  Enerplus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all the Enerplus Units to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Enerplus Units are listed, quoted or posted for trading at such time.

5.11	Enerplus Units

Enerplus hereby represents, warrants and covenants that the Enerplus Units issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12	Automatic Exchange on Liquidation of Enerplus

(a)	Enerplus will give the Trustee written notice of each of the following events at the time set forth below:

(i)
in the event of any determination by the trustee of Enerplus to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Enerplus or to effect any other distribution of assets of Enerplus among its Enerplus Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii)
promptly following the earlier of (A) receipt by Enerplus of notice of, and (B) Enerplus otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Enerplus or to effect any other distribution of assets of Enerplus among its Enerplus Unitholders for the purpose of winding up its affairs, in each case where Enerplus has failed to contest in good faith any such proceeding commenced in respect of Enerplus within 30 days of becoming aware thereof.

(b)
Promptly following receipt by the Trustee from Enerplus of notice of any event (a "Liquidation Event") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries.  Such notice shall be provided to the Trustee by Enerplus and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c)
In order that the Beneficiaries will be able to participate on a pro rata basis (after giving effect to the 0.425 exchange ratio) with the holders of Enerplus Units in the distribution of assets of Enerplus in connection with a Liquidation Event, immediately prior to the effective time (the "Liquidation Event Effective Time") of a Liquidation Event all of the then outstanding Exchangeable Securities shall be automatically exchanged for Enerplus Units.  To effect such automatic exchange, Enerplus shall purchase each Exchangeable Security outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Securities held by such Beneficiary at such time, for a purchase price per Exchangeable Security equal to the Class B Unit Price applicable at that time.  Enerplus shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Class B Unit Price for each Exchangeable Security.

(d)
The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Securities for Enerplus Units shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to Enerplus all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Securities and the related interest in the Trust Estate.  Any right of each such Beneficiary to receive loans from FLP shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Securities and Enerplus shall deliver to the Beneficiary the Class B Unit Consideration deliverable upon the automatic exchange of Exchangeable Securities.  Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Enerplus Units issued pursuant to the automatic exchange of Exchangeable Securities for Enerplus Units and the certificates held by the Beneficiary previously representing the Exchangeable Securities exchanged by the Beneficiary with Enerplus pursuant to such automatic exchange shall thereafter be deemed to represent Enerplus Units issued to the Beneficiary by Enerplus pursuant to such automatic exchange.  Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Securities certificates deemed to represent Enerplus Units, duly endorsed in blank and accompanied by such instruments of transfer as Enerplus may reasonably require, Enerplus shall deliver or cause to be delivered to the Beneficiary certificates representing Enerplus Units of which the Beneficiary is the holder.

5.13	Withholding Rights

Each of Enerplus, FLP and the Trustee shall be entitled (without duplication) to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Securities or Enerplus Units such amounts as Enerplus, FLP or the Trustee is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded.  The Trustee may act on the advice of counsel with respect to such matters.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Enerplus, FLP and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Enerplus, FLP or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Enerplus, FLP or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1	Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a)	receipt and deposit of the Enerplus Special Voting Right from Enerplus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	receiving the grant of the Exchange Right and the Automatic Exchange Rights from Enerplus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e)
exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Securities and other requisite documents and distributing to such Beneficiaries Enerplus Units, cheques and other property, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f)	holding title to the Trust Estate;

(g)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h)	taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Enerplus and FLP under this Agreement; and

(i)	taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust.  Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2	No Conflict of Interest

Enerplus and FLP acknowledge that the Trustee also serves as registrar and transfer agent for Enerplus, as trustee of Enerplus pursuant to the Amended and Restated Trust Indenture of Enerplus dated November 8, 2007, and is expected to become the distribution agent in respect of Enerplus and the registrar, transfer agent and distribution agent in respect of FLP (collectively, the "Related Appointments").  The Trustee represents to Enerplus and FLP that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments.  The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either: (a) eliminate such material conflict of interest; (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or (c) resign in the manner and with the effect specified in Article 9.  If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.  If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

6.3	Dealings with Transfer Agents, Registrars, etc.

Each of Enerplus and FLP irrevocably authorize the Trustee, from time to time, to:

(a)
consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Securities and Enerplus Units; and

(b)
requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Enerplus Units, and any subsequent transfer agent of such Enerplus Units, the Enerplus Unit certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Each of Enerplus and FLP irrevocably authorize their respective registrars and transfer agents to comply with all such requests.  Enerplus covenants that it will supply its transfer agent with duly executed Enerplus Unit certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

6.4	Books and Records

The Trustee shall keep available for inspection by Enerplus and FLP at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights.  On or before January 15 in every year, so long as the Enerplus Special Voting Right is on deposit with the Trustee, the Trustee shall transmit to Enerplus and FLP a brief report, dated as of the preceding December 31, with respect to:

(a)	the property and funds comprising the Trust Estate as of that date;

(b)
the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Securities received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Enerplus of Enerplus Units in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5	Indemnification Prior to Certain Actions by the Trustee

Subject to Section 6.15, the Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Enerplus Special Voting Right held by the Trustee pursuant to Article 4, with respect to the Exchange Right pursuant to Article 5, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

6.6	Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter.  In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.7	Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.8	Evidence and Authority to the Trustee

Enerplus and/or FLP shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Enerplus and/or FLP or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Enerplus and/or FLP, promptly if and when:

(a)	such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b)
the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Enerplus and/or FLP written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Enerplus and/or of the General Partner on behalf of FLP or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Enerplus and/or FLP, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the administrator of Enerplus and/or of the General Partner on behalf of FLP, it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a)	declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c)
declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.9	Experts, Advisers and Agents

The Trustee may:

(a)
in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Enerplus and/or FLP, or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)
employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.10	Investment of Moneys Held by the Trustee

The Trustee may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to FLP, or any other person or entity other than at a rate, if any, established from time to time by the Trustee or its Affiliates.

Upon receipt of a direction from FLP, the Trustee shall invest any moneys held by it in Authorized Investments in its name in accordance with such direction. Any direction from FLP to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. E.S.T. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. E.S.T. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. E.S.T. next Business Day. For the purpose hereof, "Authorized Investments" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the escrow fund and may, but need not, invest same in its deposit department or the deposit department of a Canadian chartered bank; but the Trustee shall not be liable to account for any profit to any parties to this Agreement or to any person or entity other than at a rate, if any, established from time to time by the Trustee.

6.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.12	Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Enerplus and/or FLP or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.13	Authority to Carry on Business

The Trustee represents to Enerplus and FLP that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in Canada.  If, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.14	Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Securities, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Securities, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands.  In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands.  The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)
the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b)
all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.15	Acceptance of the Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.16	Maintenance of Office or Agency

Enerplus will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Securities may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon Enerplus or FLP in respect of the Exchangeable Securities may be served.  Enerplus will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time Enerplus shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and Enerplus and FLP hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands.  Furthermore, copies of all Enerplus proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

7.1	Fees and Expenses of the Trustee

Enerplus and FLP jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all expenses reasonably incurred (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Enerplus and FLP shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with gross negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1	Indemnification of the Trustee

Each of Enerplus and FLP jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and shareholders and each of its agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs reasonably incurred, penalties, fines and reasonable expenses (including expenses of the Trustee's legal counsel) which, without fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Enerplus or FLP pursuant hereto.

If any of the Indemnified Parties intends to seek indemnification under this indemnity from Enerplus or FLP, the Indemnified Party shall give Enerplus and FLP notice of such claim for indemnification promptly following the receipt of a written assertion of a claim, actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action.  The failure of or delay by an Indemnified Party to so notify Enerplus and FLP (as set forth above) shall not relieve Enerplus or FLP of its indemnification obligations hereunder to the Indemnified Party, however the liability which Enerplus and FLP have to the Indemnified Party pursuant to the terms of this indemnity (and for which Enerplus and FLP will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which Enerplus and FLP has under this indemnity.  Subject to (ii) below, Enerplus and FLP shall be entitled to participate at their own expense in the defense and, if Enerplus and FLP so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim.  The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Enerplus or FLP; or (ii) the named parties to any such suit include both the Trustee and Enerplus or FLP and the Trustee shall have been advised by counsel acceptable to Enerplus or FLP that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Enerplus or FLP and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Enerplus and FLP shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).  This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2	Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Enerplus and FLP specifying the date on which it desires to resign, provided that such notice shall not be given less than 60 days before such desired resignation date unless Enerplus and FLP otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee.  Upon receiving such notice of resignation, Enerplus and FLP shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.  Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement.  If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Enerplus and FLP shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Enerplus and FLP, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Enerplus and FLP and to its predecessor trustee an instrument accepting such appointment.  Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement.  However, on the written request of Enerplus and FLP or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act.  Upon the request of any such successor trustee, Enerplus and FLP and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Enerplus and FLP shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List.  If Enerplus or FLP shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Enerplus and FLP.

ARTICLE 10
ENERPLUS SUCCESSORS

10.1	Certain Requirements in Respect of Combination, etc.

Enerplus shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a)
such other person or continuing corporation (herein called the "Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Trust Successor to allow Beneficiaries to exercise voting rights in respect of the Trust Successor substantially similar to those provided for in this Agreement in respect of Enerplus) and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Enerplus under this Agreement; and

(b)
such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and FLP shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of Enerplus under this Agreement in the name of Enerplus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the trustee of Enerplus or any officers of Enerplus may be done and performed with like force and effect by the directors or officers of such Trust Successor.

10.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the merger of any wholly-owned direct or indirect subsidiary of Enerplus with or into Enerplus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Enerplus provided that all of the assets of such subsidiary are transferred to Enerplus or another wholly-owned direct or indirect subsidiary of Enerplus.

10.4	Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of a Trust Control Transaction:

(a)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "Redemption Date"; and

(b)
in which all or substantially all of the then outstanding Enerplus Units are converted into or exchanged for securities or rights to receive such securities (the "Other Securities") of another entity (the "Other Entity") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Enerplus;

then (i) all references herein to the "Enerplus" shall thereafter be and be deemed to be references to "Other Entity" and all references herein to "Enerplus Units" shall thereafter be and be deemed to be references to "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions or exchange of such Exchangeable Securities pursuant to this Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions, or exchange of such Exchangeable Securities pursuant to this Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) Enerplus shall cause the Other Entity to deposit one or more voting securities of such Other Entity to allow Beneficiaries to exercise voting rights in respect of the Other Entity substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1	Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Enerplus, FLP and the Trustee and approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions.

11.2	Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of

(a)
adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the General Partner shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)
making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the General Partner and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the General Partner and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c)
making such changes or corrections which, on the advice of counsel to the General Partner and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the General Partner shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3	Meeting to Consider Amendments

FLP, at the request of Enerplus, agrees to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto.  Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement, the Exchangeable Securities Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Securities Provisions) to occur or transpire.

11.4	Changes in Capital of Enerplus or FLP

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Enerplus Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Enerplus Units or the Exchangeable Securities or both are so changed.

11.5	Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.  From time to time FLP, Enerplus and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)
evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b)
making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Enerplus, FLP, the Trustee or this Agreement; and

(c)
for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee relying on the advice of counsel where considered advisable, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1	Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Securities are held by a Beneficiary;

(b)	each of Enerplus and FLP elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions; and

(c)	July 1, 2050.

12.2	Survival of Agreement

This Agreement shall survive any termination of Enerplus and shall continue until there are no Exchangeable Securities outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1	Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

13.2	Binding Effect

Subject to Section 13.1, this Agreement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

13.3	Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein.  Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent.  The specified address herein shall be, in the case of:

(a)	if to Enerplus, at:

Enerplus Resources Fund
c/o EnerMark Inc.
The Dome Tower, Suite 3000
333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention: Vice President, General Counsel & Corporate Secretary
Fax No.: (403) 298-2211

(b)	if to FLP, at:

Focus Limited Partnership
c/o FET Management Ltd.
The Dome Tower, Suite 3000
333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention: Vice President, General Counsel & Corporate Secretary
Fax No.: (403) 298-2211

(c)	if to the Trustee, at:

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:  Manager, Corporate Trust
Fax No.: (403) 264-2100

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

13.4	Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Securities in any manner permitted by the Limited Partnership Agreement from time to time in force in respect of notices to limited partners and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreement, the provisions of which Limited Partnership Agreement shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7	Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.  Delivery of counterparts may be effected by facsimile transmission.

13.8	Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.9	Limitations on Liability

(a)
The parties hereto acknowledge that as administrator of Enerplus, is entering into this Agreement solely in its capacity as administrator on behalf of Enerplus and the obligations of Enerplus hereunder shall not be personally binding upon such trustee or any of the Unitholders and that any recourse against Administration of Enerplus, the trustee of Enerplus or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Enerplus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture of Enerplus dated as of November 8, 2007, as from time to time amended, supplemented or restated.

(b)
Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERPLUS RESOURCES FUND, by EnerMark Inc.
Per:	"David A. McCoy"
David A. McCoy
Vice President, General Counsel & Corporate Secretary
FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.
Per:	"David A. McCoy"
David A. McCoy
Vice President, General Counsel & Corporate Secretary
CIBC MELLON TRUST COMPANY
Per:	"Jacqueline Fisher"

"Sandra Evans"